DONNER MINERALS LTD.
(the "Company")

To registered and non-registered shareholders:

National Instrument 54-101 of the Canadian Securities Administrators, provides shareholders with the opportunity to elect annually to have their names added to a supplemental mailing list in order to receive quarterly financial statements of the Company.

In anticipation of the ability to use electronic methods for communications between issuers and their shareholders, we are requesting that you provide us with your fax number and/or E-mail address. Please also indicate your preferred method of communication.

If you wish to receive such statements, please complete and return this form to:

Donner Minerals Ltd.
1360 - 605 Robson Street
Vancouver, B.C.
V6B 5J3

The undersigned hereby certifies that he/she/it is a beneficial owner of shares in the Company and hereby requests that the Company add his/her/its name to the supplemental mailing list.

___________________________________________________________
Name (Please print)

___________________________________________________________
Number    Street

___________________________________________________________
City                Province         Postal Code

___________________________________________________________
Fax                E-mail Address

Preferred Method of Communication:

_______________    _______________    _______________
Fax            E-mail            Mail

Signature: ________________________________________________

DATED this ______ day of ________________, 2003.